UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-16509
CUSIP NUMBER: 174740100

(Check one):     ☒ Form 10-K ☐ Form 20-F     ☐ Form 11-K ☐ Form 10-Q
     ☐ Form 10-D ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

Citizens, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2900 Esperanza Crossing
Address of Principal Executive Office (Street and Number)

Austin, TX 78758
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The management of Citizens, Inc. (the “Company”), in consultation with the Audit Committee of the Company’s Board of Directors, determined that the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) within the prescribed time period due to the fact the Company requires additional time to complete, and its independent registered public accounting firm requires additional time to review, certain items necessary for the audit of the Company’s financial statements and the assessment of the Company’s internal control over financial reporting. At present, the Company expects to file its 2017 Form 10-K with the Securities and Exchange Commission on or before April 2, 2018, the first business day after the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Kay Osbourn	512	837-7100
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

4.	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Forward-Looking Statements
Certain matters discussed in this Form 12b-25 constitute forward-looking statements under the federal securities laws.  These forward-looking statements are based on our current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to us.  Such forward-looking statements include the anticipated timing of the filing of the Company’s Annual Report on Form 10-K for the period ended December 31, 2017.  We caution you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results to differ materially from those expressed in or contemplated by the forward-looking statements.  Such factors include, but are not limited to, the fact that the Company is continuing to complete certain items necessary for the audit of its financial statements and its assessment of internal controls and the risk that additional information may arise or different conclusions may be reached prior to the expected filing. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2016.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

CITIZENS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 16, 2018

By:	/s/ Kay E. Osbourn
Kay E. Osbourn, Executive Vice President, Chief Financial Officer and Chief Investment Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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